

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2019

Steven J. Shulman
Chief Executive Officer
Healthcare Merger Corp.
623 Fifth Avenue, 14th Floor
New York, NY 10022

> **Re: Healthcare Merger Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 18, 2019**
> **CIK 0001791091**

Dear Mr. Shulman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 18, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note the disclosure on page 15 that NASDAQ rules require that the initial business combination have an aggregate fair market value of at least 80% of the value of the assets held in the trust account. We also note the risk factor on page 31 that NASDAQ may delist your securities from trading on its exchange. Please revise the disclosure throughout

the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq and add appropriate risk factor disclosure.

You may contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser